Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-255372

Issuer Free Writing Prospectus, dated April 26, 2021

Supplementing the Preliminary Prospectus Supplement dated

April 26, 2021 (To Prospectus dated April 20, 2021)

$300,000,000 2.400% Senior Notes due 2031

Pricing Term Sheet

April 26, 2021

Issuer:	Whirlpool Corporation
Expected Ratings:*	Baa1/ BBB / BBB (Stable/Stable/Stable) (Moody’s/S&P/Fitch)
Trade Date:	April 26, 2021
Settlement Date: **	April 29, 2021 (T+3)
Joint Book-Running Managers:	BNP Paribas Securities Corp. BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. Mizuho Securities USA LLC
Co-Managers:	ING Financial Markets LLC Loop Capital Markets LLC MUFG Securities Americas Inc. Santander Investment Securities Inc.
Title:	2.400% Senior Notes due 2031
Principal Amount:	$300,000,000
Maturity Date:	May 15, 2031
Coupon (Interest Rate):	2.400%
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2021
Benchmark Treasury:	UST 1.125% due February 15, 2031
Benchmark Treasury Price / Yield:	95-31 / 1.570%
Spread to Benchmark Treasury:	+85 bps
Yield to Maturity:	2.420%
Price to Public:	99.822% of the principal amount
Make-Whole Call:	Prior to February 15, 2031, at a discount rate of the Adjusted Treasury Rate plus 15 basis points
Par Call:	On and after February 15, 2031
Change of Control Offer to Purchase:	If Whirlpool experiences a Change of Control Repurchase Event (as defined in the preliminary prospectus supplement dated April 26, 2021), it will be required, unless it has exercised the right to redeem the notes, to offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the repurchase date.
CUSIP:	963320 AY2
ISIN:	US963320AY28

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day prior to the settlement date will be required, because the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade the Notes prior to the second business day prior to the settlement date, you should consult your own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1 (800) 854-5674, BofA Securities Inc. at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533 or Wells Fargo Securities, LLC at 1-800-645-3751.